

13030226

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66911

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Niagara International Capital Limited

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8940 Main Street
(No. and Street)

Clarence (City) New York (State) 14031 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Denise Gueli (716)580-1562
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

The Bonadio Group & Company LLP
(Name – *if individual, state last, first, middle name*)

6400 Sheridan Drive, Suite 230, Williamsville, NY 14221
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anthony R. Nanula, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Niagara International Capital Limited, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



CHRISTINA ANN RUA
Notary Public - State of New York
NO. 01RU6275107
Qualified in Niagara County
My Commission Expires 1/14/2017

Signature

President/CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NIAGARA INTERNATIONAL CAPITAL LIMITED

Financial Statements as of December 31, 2012 and 2011 Together with Independent Auditor's Report

Bonadio & Co., LLP
Certified Public Accountants

NIAGARA INTERNATIONAL CAPITAL LIMITED

Financial Statements as of December 31, 2012 and 2011 Together with Independent Auditor's Report

NIAGARA INTERNATIONAL CAPITAL LIMITED

TABLE OF CONTENTS
DECEMBER 31, 2012 AND 2011

Bonadio & Co., LLP
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Niagara International Capital Limited:

Report on the Financial Statements

We have audited the accompanying statements of financial condition of Niagara International Capital Limited (a New York S-corporation) as of December 31, 2012 and 2011, and the related statements of operations and comprehensive loss, changes in shareholders' equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements..

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Niagara International Capital Limited as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

6400 Sheridan Drive, Suite 230
Williamsville, New York 14221
p (716) 633-8885
f (716) 633-9469

ROCHESTER • BUFFALO
ALBANY • SYRACUSE
NYC • PERRY • GENEVA

www.bonadio.com

INDEPENDENT AUDITOR'S REPORT
(Continued)

Other Matter

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Exhibits I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The information contained in Exhibit III is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Exhibits I, II, and III has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards in accordance with accounting standards generally accepted in the United States of America. In our opinion, the information in Exhibits I, II, and III is fairly stated in all material respects in relation to the financial statements taken as a whole.

Bonadio & Co., LLP

Williamsville, New York
February 27, 2013

NIAGARA INTERNATIONAL CAPITAL LIMITED

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2012 AND 2011

	2012	2011
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 8,519	$ 41,355
Accounts receivable	2,095	2,095
Accounts receivable - related party	9,157	1,786
Prepaid expenses	24,077	15,218
Employee advances	19,488	40,988
Total current assets	63,336	101,442
OFFICE EQUIPMENT, net	2,438	3,519
OTHER ASSETS:		
Note receivable	9,238	9,238
Investments, at fair value	43,244	45,544
Raymond James clearing deposit	30,485	26,485
Total other assets	82,967	81,267
	$ 148,741	$ 186,228
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable and accrued expenses	$ 7,797	$ 5,714
Loans payable to affiliates	3,847	689
Total liabilities	11,644	6,403
SHAREHOLDERS' EQUITY:		
Common stock; no par value, stated value $1,250 per share, 200 shares authorized, 4 shares issued and outstanding	5,000	5,000
Additional paid in capital	1,139,090	939,890
Accumulated deficit	(994,113)	(754,485)
Accumulated other comprehensive loss	(12,880)	(10,580)
Total shareholders' equity	137,097	179,825
	$ 148,741	$ 186,228

The accompanying notes are an integral part of these statements.

NIAGARA INTERNATIONAL CAPITAL LIMITED

STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
REVENUE:		
Commission income	$ 75,035	$ 311,990
Consulting income	19,213	48,321
Insurance commission income	17,283	380
Total revenue	111,531	360,691
OPERATING EXPENSES:		
General and administrative expenses	351,143	691,335
Loss from operations	(239,612)	(330,644)
OTHER INCOME (EXPENSE):		
Interest and dividend income	467	181
Realized gain (loss) on investments	(704)	16,311
Interest expense	221	(451)
Net loss	(239,628)	(314,603)
Other comprehensive loss:		
Unrealized loss on investments	(2,300)	(2,733)
Comprehensive loss	$ (241,928)	$ (317,336)

The accompanying notes are an integral part of these statements.

NIAGARA INTERNATIONAL CAPITAL LIMITED

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	Common Stock	Additional Paid in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total
BALANCE - January 1, 2011	$ 5,000	$ 712,890	$ (439,882)	$ (7,847)	$ 270,161
Capital contributions	-	227,000	-	-	227,000
Net loss	-	-	(314,603)	-	(314,603)
Other comprehensive loss	-	-	-	(2,733)	(2,733)
BALANCE - December 31, 2011	5,000	939,890	(754,485)	(10,580)	179,825
Capital contributions	-	199,200	-	-	199,200
Net loss	-	-	(239,628)	-	(239,628)
Other comprehensive loss	-	-	-	(2,300)	(2,300)
BALANCE - December 31, 2012	$ 5,000	$ 1,139,090	$ (994,113)	$ (12,880)	$ 137,097

The accompanying notes are an integral part of these statements.

NIAGARA INTERNATIONAL CAPITAL LIMITED

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
CASH FLOW FROM OPERATING ACTIVITIES:		
Net loss	$ (239,628)	$ (314,603)
Adjustments to reconcile net loss to net cash flow from operating activities:		
Dividends	(4)	(2)
Depreciation	1,081	1,490
Realized (gain) loss on investments	704	(16,311)
Bad debt expense	-	51,387
Forgiveness of employee advances	25,000	26,750
Changes in:		
Accounts receivable	-	172,500
Accounts receivable - related party	(7,371)	(1,279)
Prepaid expenses	(8,859)	(1,651)
Accounts payable and accrued expenses	2,083	(99,188)
Net cash flow from operating activities	(226,994)	(180,907)
CASH FLOW FROM INVESTING ACTIVITIES:		
Employee advances	(3,500)	-
Purchases of investments	(4,700)	-
Purchases of office equipment	-	(1,468)
Net cash flow from investing activities	(8,200)	(1,468)
CASH FLOW FROM FINANCING ACTIVITIES:		
Capital contributions	199,200	227,000
Borrowings (repayments) of loans payable to affiliates, net	3,158	(38,437)
Net cash flow from financing activities	202,358	188,563
NET CHANGE IN CASH AND CASH EQUIVALENTS	(32,836)	6,188
CASH AND CASH EQUIVALENTS - beginning of year	41,355	35,167
CASH AND CASH EQUIVALENTS - end of year	$ 8,519	$ 41,355

The accompanying notes are an integral part of these statements.

NIAGARA INTERNATIONAL CAPITAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2012 AND 2011

1. THE COMPANY

Niagara International Capital Limited (the Company) is a member of the Financial Industry Regulatory Authority (FINRA) and a registered broker/dealer. The Company provides retail and investment banking services primarily in New York State. Effective February 13, 2013, the Company was approved in New York State to operate as a Registered Investment Advisor.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The accompanying financial statements are prepared in conformity with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents
Cash and cash equivalents includes bank demand deposit accounts and money market accounts with a maturity of three months or less. The Company's cash balances may at times exceed federally insured limits. The Company has not experienced any losses in these accounts and believes it is not exposed to any significant risk with respect to cash and cash equivalents.

Accounts Receivable
Accounts receivable at December 31, 2012 and 2011 consists of amounts outstanding from consulting and insurance contracts completed during each respective year. The Company records an allowance for doubtful accounts in anticipation of future write-offs. As of December 31, 2012 and 2011, the Company considered all receivables to be fully collectible; accordingly, no allowance for doubtful accounts was recorded.

Note Receivable and Employee Advances
Notes receivable and employee advances are stated at unpaid principal balances, less an allowance for losses. Management periodically evaluates them for collectability based on inherent collection risks and adverse situations that may affect the borrower's ability to repay. Notes and advances for which no contractual payments have been received for a period of time are considered delinquent. After all collection efforts are exhausted, any amounts deemed uncollectible based upon an assessment of the debtor's financial condition are written off. As of December 31, 2012 and 2011, management determined that an allowance is not necessary. No allowance was determined necessary for the accounts receivable balance. Notes are placed on nonaccrual status when management believes collection of interest is doubtful. Uncollectible interest previously accrued is charged off, or an allowance is established by a charge to interest income. Interest income on nonaccrual loans is recognized only to the extent cash payments are received.

Revenue Recognition
Commission income is recognized as the commissions are earned. Consulting income is recognized when all significant terms of the contract have been completed.

Office Equipment
Office equipment is stated at cost. Depreciation has been provided using the straight-line method over the economic useful lives of the assets, which is 5 years. Maintenance and repairs are charged to operations as incurred.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)**

Advertising Costs
The Company expenses advertising as incurred. Advertising expense was $1,425 and $0 for the years ended December 31, 2012 and 2011, respectively.

Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 7 for a discussion of fair value measurements.

Income Taxes
The Company has elected to be treated as an S-Corporation for federal, New York State and California tax reporting purposes. The tax regulations provide that, in lieu of corporate taxes, the shareholders are taxed on their proportionate share of the Company's taxable income; consequently, income taxes are not provided for in the accompanying financial statements.

As of December 31, 2012 and 2011, the Company does not have a liability for unrecognized tax benefits. The Company files income tax returns in the U.S. federal jurisdiction, New York State and California. The Company is generally no longer subject to U.S. federal and New York State income tax examinations by tax authorities for years before 2009 and California income tax examinations by tax authorities for years before 2008.

Comprehensive Loss
Accounting principles generally accepted in the United States of America require that recognized income, expenses, gains and losses be included in net income. Unrealized gains and losses on investments are reported as a change in the accumulated other comprehensive loss section of the statements of changes in shareholders' equity.

Reclassifications
Certain reclassifications have been made to the prior year information to conform to the current year presentation.

3. **RELATED PARTY TRANSACTIONS**

The Company has expense sharing agreements in place with companies related through common ownership. The sharing agreements are in place for payroll related expenses and other operating expenses. The Company reimburses the related parties on a monthly basis. Amounts due are unsecured and due on demand. There was $3,847 and $689 outstanding at December 31, 2012 and 2011, respectively. The employees of the Company also participate in the retirement plan of one of the related parties.

Accounts receivable - related party at December 31, 2012 and 2011 represents amounts owed from an owner of the Company and a company related through common ownership.

In July 2012, the Company entered into an expense sharing agreement for bookkeeping services from a related party through common ownership. As part of the agreement, the related party will directly pay the shared expenses through the use of their personnel at no cost to the Company.

4. REGISTERED REPRESENTATIVE CONTRACTS

The Company has entered into agreements with several individuals in New York City and San Diego to act as registered representatives of the Company in order to assist in executing investment banking contracts. These individuals are compensated by consulting fees and commissions earned on those contracts and their employment agreements are cancelable with written notice from either party within a timeframe as specified in the individual contracts. Commissions and consulting fees under these agreements amount to $10,000 and $277,011 for the years ended December 31, 2012 and 2011, respectively. These fees are included in general and administrative expenses in the accompanying statements of operations.

5. LEASE AGREEMENTS

The Company entered into a lease agreement with an unrelated party that is renewable annually for their Buffalo office. Monthly payments under this lease were $1,010 for 2012 and 2011. Rent expense for both the years ended December 31, 2012 and 2011 was $12,120.

Beginning October 14, 2011, the Company entered into a lease agreement with an unrelated party for their San Diego office. Monthly payments under this lease were $796 for the initial term of 7 months and $1,250 after that. Rent expense for the years ended December 31, 2012 and 2011 was $11,674 and $1,592, respectively. This lease agreement was terminated as of December 31, 2012.

The Company leased office equipment from a company related through common ownership with rentals of $155 per month (plus taxes and insurance) which expired on April 1, 2011. Starting April 1, 2011 the Company signed a new lease with an unrelated party for $139 per month (plus taxes and insurance) for 60 months. Rent expense for the years ended December 31, 2012 and 2011 amounted to $1,216 and $1,385, respectively. Future minimum lease payments under this non-cancellable operating lease are:

2013	$	1,668
2014	$	1,668
2015	$	1,668
2016	$	417

6. OFFICE EQUIPMENT

Office equipment consisted of the following at December 31:

	2012	2011
Computers	$ 10,423	$ 10,423
Furniture	1,468	1,468
	11,891	11,891
Less: Accumulated depreciation	(9,453)	(8,372)
	$ 2,438	$ 3,519

7. FAIR VALUE MEASUREMENTS

The Company uses various valuation techniques in determining fair value. ASC Section 820 established a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value:

There have been no changes in the methodologies used at December 31, 2012 and 2011.

Equity securities - XATA Corporation: Valued based on quoted market prices in active markets.

Raymond James clearing deposit - Money market funds: Valued under the amortized cost method of valuation pursuant to Rule 2a-7 under the 1940 Act provided that certain conditions are met, including that the fund's Board of Trustees continues to believe that the amortized cost valuation method fairly reflects the market based net asset value per share of the fund. This involves valuing a security at its cost initially and thereafter assuming a constant amortization to maturity of any discounts or premium, regardless of the impact of fluctuating interest rates on the market value of the security. This method may result in periods during which value, as determined by amortized cost, is higher or lower than the price the fund would receive if it sold the security. The market value of securities in the fund can be expected to vary inversely with changes in prevailing interest rates.

7. FAIR VALUE MEASUREMENTS (Continued)

Raymond James clearing deposit - Money market funds (Continued): The fund does not have any unfunded commitments, nor any significant restrictions on redemptions other than the following. Certain securities held by the fund may be subject to legal or contractual restrictions on resale or are illiquid. Restricted securities generally may be resold in transactions exempt from registration. An illiquid security is a security which cannot be disposed of promptly (within seven days) and in the usual course of business at approximately its fair value and includes, but is not limited to, repurchase agreements maturing in excess of seven days, time deposits with a withdrawal penalty, non-negotiable instruments and instruments for which no market exists. Disposal of these securities may involve time-consuming negotiations and expense, and prompt sale at the current valuation may be difficult and could adversely affect the net assets of the fund.

In the normal course of business, the fund enters into contracts that contain a variety of representations which provide general indemnifications. The fund's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the fund that have not yet occurred. However, based on experience, the fund expects the risk of loss to be remote. Participant-directed redemptions can be made on any business day and do not have a redemption notice period.

Private equity investment - Javo Beverage Co.(Javo): Valued based on the value of comparable transactions and holdings established by the entity.

Private equity investment - Cava Capital (formerly Emerge VC): Valued based on the profit of the fund.

The following sets forth by Level, within the fair value hierarchy, the Company's investments at fair value as of December 31, 2012 and 2011:

	Assets at Fair Value as of December 31, 2012			
	Level 1	Level 2	Level 3	Total
Equity securities	$ 1,933	$ -	$ -	$ 1,933
Money market funds	-	30,485	-	30,485
Private equity investments	-	-	41,311	41,311
	$ 1,933	$ 30,485	$ 41,311	$ 73,729

	Assets at Fair Value as of December 31, 2011			
	Level 1	Level 2	Level 3	Total
Equity securities	$ 4,233	$ -	$ -	$ 4,233
Money market funds	-	26,485	-	26,485
Private equity investments	-	-	41,311	41,311
	$ 4,233	$ 26,485	$ 41,311	$ 72,029

7. FAIR VALUE MEASUREMENTS (Continued)

There were no transfers in or out of the any of the Levels described above during the year ended December 31, 2012. However, the private equity investment in Javo transferred from Level 1 to Level 3 during 2011. On January 24, 2011, Javo filed a Chapter 11 bankruptcy. On May 13, 2011, Javo's plan of reorganization became effective and they exited bankruptcy. As part of the reorganization, Javo transitioned from a publically traded company to a privately held company. Transfers are recognized at the end of the reporting period.

The table below sets forth a summary of changes in the fair value of the Plan's Level 3 assets for the years ended December 31, 2012 and 2011.

	Private Equity Investments
Balance - January 1, 2011	$ 25,000
Transfers into Level 3	16,311
Balance - December 31, 2011	41,311
Transfers into Level 3	-
Balance - December 31, 2012	$ 41,311

There were no unrealized or realized gains or losses for the period included in earnings for private equity investments held at the end of the reporting period.

All assets have been valued using a market approach, except for Level 3 assets. The following table describes the valuation techniques used to calculate fair values for assets in Level 3. For Level 3 assets, management determines the fair value measurement valuation policies and procedures. Annually, management determines if the current valuation techniques used in the fair value measurements are still appropriate and evaluates and adjusts the unobservable inputs used in the fair value measurements based on current market conditions and third-party information. There were no changes in the valuations techniques during the current year.

Quantitative Information about Level 3 Fair Value Measurements

	Fair Value at 12/31/12	Valuation Techniques	Unobservable Input	Range (Weighted Average)
Private equity investment – Javo	$ 16,311	Discounted cash flow	Long-term growth rate[a]	3%
			Risk-free rate of return[a]	2% - 3%
			Equity and small stock risk premium[c]	6% - 7% 10%
			Company specific risk premium[c]	5.25%
			Borrowing rate[a]	
Private equity investment – Cava Capital	$ 25,000	Profit of the fund	Carry of the Fund[b]	N/A

7. FAIR VALUE MEASUREMENTS (Continued)

The significant unobservable inputs used in the fair value measurement of the Company's private equity investment in Javo are long-term growth rate, risk-free rate of return, equity and small stock risk premium, company specific risk premium and the borrowing rate. Significant increases (decreases) in any of those inputs in isolation would result in a significantly lower (higher) fair value measurement. A 3% change in either direction in the assumptions for company specific risk premium, long-term sustainable growth and borrowing rate, which are estimated by management would not have a significant effect on the fair value measurement analysis performed by management.

With the adoption of Accounting Standards Update 2011-04 *Fair Value Measurement*, there were no changes in valuation technique and related inputs resulting from the adoption of the new requirements.

[a] Represents rates used when the Company has determined that market participants would use such multiples when pricing the investments.

[b] The Company's investment in this private equity fund is derived based on the profits of the fund (the "carry"). Since there has been no carry yet in this business building venture firm, the fair value of the investment is the cost since that is the least amount the Company will receive.

[c] Represents amounts used when the Company has determined that market participants would take into account these premiums and discounts when pricing the investments.

8. INVESTMENTS

Cost and fair value of investments at December 31, 2012 and 2011, are as follows:

	December 31, 2012				
	Amortized Cost	Dividends	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for sale:					
Equity securities	$ 4,700	$ -	$ -	$ 2,767	$ 1,933
Money market funds	28,333	2,152	-	-	30,485
Private equity investments	41,311	-	-	-	41,311
	$ 74,344	$ 2,152	$ -	$ 2,767	$ 73,729

8. INVESTMENTS (Continued)

	December 31, 2011				
	Amortized Cost	Dividends	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for sale:					
Equity securities	$ 9,167	$ -	$ -	$ 4,934	$ 4,233
Money market funds	24,337	2,148	-	-	26,485
Private equity investments	41,311	-	-	-	41,311
	$ 74,815	$ 2,148	$ -	$ 4,934	$ 72,029

Net unrealized losses for the years ended December 31, 2012 and 2011 have been included in other comprehensive income. Management evaluates securities for other-than-temporary impairment at least on an annual basis, and more frequently when economic or market concerns warrant such evaluation. Management has determined that no declines are deemed to be other-than-temporary at December 31, 2012 or 2011.

9. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Fair Value Measurements and Disclosures Topic of the FASB Accounting Standards Codification (FASB ASC 825-10), requires disclosure of fair value information about financial instruments, whether or not recognized in the statement of financial condition.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments. There were no changes in methods or assumptions during the year. The financial instruments are categorized into the three levels of the fair value hierarchy as further described in Note 7.

Cash and cash equivalents, accounts receivable, accounts receivable – related party, employee advances, accounts payable and accrued expenses and loans payable to affiliates: These financial instruments are reported at fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments. These instruments are classified as level 2 in the fair value hierarchy.

Note receivable: The carrying amount of the note approximates fair value because it bears interest at a rate that approximates the current market rate for notes with similar maturities and credit quality. The note is classified as level 2 in the fair value hierarchy.

Investments and Raymond James clearing deposit: Investments are carried at fair value as further discussed in Note 7. Fair value levels are also further discussed in Note 7.

9. FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

The carrying amounts and fair values of the Company's financial instruments at December 31, 2012 and 2011, are as follows:

	2012		2011	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and cash equivalents	$ 8,519	$ 8,519	$ 41,355	$ 41,355
Accounts receivable	2,095	2,095	2,095	2,095
Accounts receivable – related party	9,157	9,157	1,786	1,786
Employee advances	19,488	19,488	15,218	15,218
Note receivable	9,238	9,238	9,238	9,238
Investments	46,011	43,244	50,478	45,544
Raymond James clearing deposit	28,333	30,485	24,337	26,485
Accounts payable and accrued expenses	7,797	7,797	5,714	5,714
Loans payable to affiliates	3,847	3,847	689	689

10. RAYMOND JAMES CLEARING DEPOSIT

The Company is required to maintain a minimum balance of $25,000 in an account with Raymond James & Associates, Inc., its clearing broker/dealer, as part of a clearing agreement. The account balance at December 31, 2012 and 2011 consisted of an investment in a money market fund which is discussed in Note 7 and Note 8.

11. EMPLOYEE ADVANCES

The Company has made advances to employees in the aggregate amount of $63,500 and to a registered representative in the aggregate amount of $26,750. These advances are due on demand and are accruing interest at the applicable federal rate. During 2012, there was forgiveness of debt of $25,000 and an additional advance of $3,500. During 2011, there was forgiveness of debt of $26,750 and no additional advances.

12. NOTE RECEIVABLE AND INVESTMENT - JAVO BEVERAGE COMPANY

The note receivable is for consulting services performed in relation to Javo Beverage Company ("Javo", an unrelated party). The Company was issued an original note on April 3, 2009 for $121,250. For the year ended December 31, 2010, the Company established an allowance for 50% of the note receivable balance due to the fact that Javo filed for Chapter 11 bankruptcy. Javo reorganized under Chapter 11, and on May 13, 2011, the Company received a new promissory note with a principal amount of $9,238. The note is to be paid in full on May 14, 2014. Interest only payments of 5% are paid on the note until the maturity date. The Company received $463 of interest income on the note during 2012 ($178 during 2011).

Also as part of the compensation, Javo shares were issued to the Company during 2012. These shares are recorded on the balance sheet at fair value as of December 31, 2012.

13. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2012 and 2011, the Company had net capital of $28,393 and $64,505, respectively, which exceeded minimum net capital requirements by $23,393 and $59,505, respectively.

On January 24, 2011, the Company filed a Member Notice to FINRA for a Net Capital Deficiency. On the date of the filing, the Company's required net capital was $6,165 and actual net capital was $(18,563). The shareholders subsequently provided funding to attain the net capital requirement.

14. SUPPLEMENTAL CASH FLOW

	2012	2011
Supplemental disclosure of cash flow information:		
Cash paid during the year for interest	$ -	$ 451

During 2011, as a result of the reorganization of Javo Beverage Company (Javo), the Company received 1,155 shares of Javo (valued at $16,311) and a promissory note in the amount of $9,238. The Company received 3,333 shares of XATA Corporation valued at $4,700 during 2012. Those shares were subsequently sold for $3,996 and the proceeds were immediately transferred to the Raymond James account.

Exhibit I

NIAGARA INTERNATIONAL CAPITAL LIMITED

EXCESS NET CAPITAL
December 31, 2012

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission (the Net Capital Rule), the Company has the following excess net capital at December 31, 2012:

TOTAL ASSETS		$ 148,741
Less: Total liabilities		11,644
NET WORTH		137,097
Less: Non-allowable assets		(107,804)
TENTATIVE NET CAPITAL		29,293
Less: Undue concentration		-
Less: Haircuts		(900)
NET CAPITAL		28,393
NET CAPITAL REQUIREMENTS		
6 2/3% of aggregate indebtedness	$ 776	
Minimum requirement	$ 5,000	
Greater of above		(5,000)
EXCESS NET CAPITAL		$ 23,393

The audited computation of net capital pursuant to Rule 15c3-1 as reported herein does not materially differ from the unaudited net capital reported by the registrant.

The accompanying notes are an integral part of these exhibits.

NIAGARA INTERNATIONAL CAPITAL LIMITED

EXEMPTIVE PROVISION UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2012

The Company does not affect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

The accompanying notes are an integral part of these exhibits.

Exhibit III

NIAGARA INTERNATIONAL CAPITAL LIMITED

GENERAL AND ADMINISTRATIVE EXPENSES
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
Salaries and commissions	$ 151,441	$ 422,791
Outside services	35,562	34,123
Insurance	24,222	33,402
Rent	23,794	14,703
Consulting fees	20,022	40,833
Licensing fees	19,721	19,407
Accounting fees	18,575	10,700
Utilities	12,150	9,654
Travel	8,597	12,193
Financial operations officer fees	7,200	7,200
Charitable contributions	5,230	3,800
Printing and reproduction	4,321	3,465
Meals and entertainment	4,054	3,339
Continuing education	3,107	2,929
Postage and delivery	2,602	2,005
Office expense	2,081	2,001
Advertising	1,425	-
Equipment rent	1,216	1,385
State taxes	1,100	975
Depreciation	1,081	1,490
Bank charges	984	1,106
Repairs and maintenance	972	1,053
Bad debt expense	-	51,387
Legal fees	(120)	7,320
Miscellaneous	1,806	4,074
	$ 351,143	$ 691,335

The accompanying notes are an integral part of these exhibits.

Bonadio & Co., LLP
Certified Public Accountants

5400 Sheridan Drive, Suite 230
Williamsville, New York 14221
p (716) 633-8885
f (716) 633-9469

ROCHESTER • BUFFALO
ALBANY • SYRACUSE
NYC • PERRY • GENEVA

www.bonadio.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Board of Directors of
Niagara International Capital Limited:

In planning and performing our audit of the financial statements of Niagara International Capital Limited (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study includes tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL
(Continued)

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Bonadio & Co., LLP

Williamsville, New York
February 27, 2013

NIAGARA INTERNATIONAL CAPITAL LIMITED

Agreed-Upon Procedures Report
SIPC Assessment Reconciliation

December 31, 2012

Bonadio & Co., LLP
Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors of
Niagara International Capital Limited:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Niagara International Capital Limited (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Bonadio & Co., LLP

Williamsville, New York
February 27, 2013

6400 Sheridan Drive, Suite 230
Williamsville, New York 14221
p (716) 633-8885
f (716) 633-9469

ROCHESTER • BUFFALO
ALBANY • SYRACUSE
NYC • PERRY • GENEVA

www.bonadio.com

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended December 31, 20 12
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066911 FINRA DEC

Niagara International Capital Limited

8940 Main Street

Clarence, NY 14031

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Daniel Beaton, 603-379-2478

2. A. General Assessment (item 2e from page 2) $163

B. Less payment made with SIPC-6 filed (exclude interest) (105)

07-26-2012
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 58

E. Interest computed on late payment (see instruction E) for ______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $58

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $58

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Niagara International Capital Limited
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the_____ day of______________, 20_____.

(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 2012 and ending December 31, 2012
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 108994
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	3004
Total additions	3004
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	37972
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	8909
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	46881
2d. SIPC Net Operating Revenues	$ 65117
2e. General Assessment @ .0025	$ 163

(to page 1, line 2.A.)